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Exhibit 99.(a)(1)(f)(f)

June 23, 2005

Dear Synopsys Stock Option holder,

Our records indicate that you elected to participate in the Synopsys Employee Stock Option Exchange Program. This letter confirms your election to participate.

As a result, the Company has cancelled the eligible stock option grants you elected to exchange and granted you new options calculated as described in the program with an exercise price equal to the closing price of Synopsys common stock on June 23, 2005. We expect to make the new grants available in your E*Trade account on or after July 14, 2005.

If you have any questions, please contact Shareholder Services by email at stock@synopsys.com or by phone at (US) 650-584-1964.

Sincerely,

Synopsys Shareholder Services

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  Exhibit 99.(a)(1)(f)(f)